Exhibit 99.(h)(10)(C)

AMERICAN BEACON SSI ALTERNATIVE INCOME FUND

INVESTMENT ADVISOR FEE WAIVER AGREEMENT

AGREEMENT made this 29th of December, 2023, by and among American Beacon Funds, a Massachusetts Business Trust (the “Trust”), on behalf of the American Beacon SSI Alternative Income Fund (the “Fund”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and SSI Investment Management LLC, a Delaware Limited Liability Company, (the “Adviser”).

WHEREAS, pursuant to an Investment Advisory Agreement by and among the Trust, the Manager and the Adviser, dated May 31, 2019 (the “Investment Advisory Agreement”), the Trust and the Manager have retained the Adviser to render investment advisory services (“Services”) to the Fund; and

WHEREAS, pursuant to Section 4 of the Investment Advisory Agreement, the Trust has agreed to compensate the Adviser for the Services rendered pursuant to the Investment Advisory Agreement at the rate specified in Schedule A to the Investment Advisory Agreement (“Adviser Fee”); and

WHEREAS, the Adviser Fee is accrued daily and paid to the Adviser monthly in arrears based on Trust assets under the Adviser’s management during the relevant month with respect to the Fund.

NOW, THEREFORE, in consideration of mutual covenants herein contained, the parties hereto agree as follows:

Adviser Fee Waiver

The Adviser agrees to waive a portion of the Adviser Fee payable by the Trust under the Investment Advisory Agreement from the date hereof through December 31, 2025 (“Expiration Date”) as described on the attached Schedule A (“Adviser Fee Waiver”).

During the period from December 29, 2023 through the Expiration Date, the Adviser Fee Waiver may be modified by the written mutual agreement of the parties hereto and, with respect to the Trust, a vote of a majority of the Trust’s Board of Trustees.

The Adviser understands and intends that the Trust will rely on this undertaking in accruing the Fund’s expenses for purposes of calculating the Fund’s net asset value per share and for other purposes, including the preparation of the Fund’s registration statement on Form N-1A and shareholder reports, and expressly permit the Trust to do so.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

SSI Investment Management LLC		American Beacon Advisors, Inc.

By:	/s/ Syed Mehdi	By:	/s/ Rebecca L. Harris
Name:	Syed Mehdi		Rebecca L. Harris
Title:	President & CCO		Senior Vice President

American Beacon Funds

By:	/s/ Jeffrey K. Ringdahl
Jeffrey K. Ringdahl
President

This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Fund individually but only upon the assets of the Fund.

Schedule A

In accordance with the terms of the Adviser Fee Waiver Agreement among the Trust, on behalf of the Fund, the Manager and the Adviser, the Adviser shall waive a portion of its fee equal to 0.44% (44 basis points) on the Fund’s assets under Adviser’s management for the period from December 29, 2023 through December 31, 2025.

Dated as of December 29, 2023